EXHIBIT 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries, please contact:

Audrey Hyams Romoff, ahr@overcat.com,

(647) 223-9970

Gillian DiCesare, gd@overcat.com,

(647) 223-5590

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP ANNOUNCES TEMPORARY CLOSURES OF MAISON BIRKS STORES

ACROSS CANADA

Montreal, Quebec. March 18, 2020 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI) announced today that given the rapidly changing environment due to the novel coronavirus COVID-19, and in order to ensure the health and safety of its employees and the community, it is temporarily closing all of its Maison Birks stores across Canada effective on March 18, 2020 until at least April 1, 2020. This decision will be re-evaluated as new information becomes available regarding the COVID-19 pandemic.

“Our store closures are a result of the unforeseeable circumstances caused by the COVID-19 virus and the guidance of government and public health officials. We must take steps to respond to this unprecedented event while protecting our employees and customers, as well as to adjust to what we believe will be a temporary issue,” commented Jean-Christophe Bédos, President and Chief Executive Officer of the Company.

The Maison Birks flagships stores in Montréal, Toronto and Vancouver, as well as the Brinkhaus store (Calgary) and Graff & Patek Philippe (Vancouver) stores, will also be closed however, we have established a concierge service that is available for clients who need assistance. Clients will be able to continue shopping from their home either at MaisonBirks.com or by phone at +1 (855) 873-7373 and benefit from direct complimentary shipping to their door.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 27 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand and two retail locations in Vancouver under the Graff and Patek Philippe brands. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces, and gifts. Additional information can be found on the Company’s web site, www.birks.com

Forward Looking Statements

This press release contains certain “forward-looking” statements. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares, (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program and (v) the Company’s ability to execute its strategic vision. Information concerning factors that could cause actual results to differ materially are set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.